Weis Markets, Inc.
1000 S. Second Street * P.O. Box 471 * Sunbury, PA 17801-0471

Scott F. Frost
Vice President, Chief Financial Officer and Treasurer

                                                                                                               January 05, 2010

Filed via EDGAR

Ms. Lilyanna L. Peyser
Attorney Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Weis Markets, Inc.
         Annual Report on Form 10-K for the Fisical Year Ended December 27, 2008
         Filed March 12, 2009
         Definitive Proxy Statement on Schedule 14A
         Filed March 12, 2009
         Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
          Filed May 7, 2009
         Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
          Filed August 6, 2009 and Amended August 14, 2009
         Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
          Filed November 5, 2009
          File No. 001-05039

Dear Ms. Peyser:

Thank you for your return telephone call yesterday, January 4, 2010. I believe your assistance with my review of the comments will be very helpful in formulating the company's responses.

In addition, due to the holidays and the company's year-end, we discussed and agreed to extend the response time to January 26, 2010. I appreciate your help in this matter.

                                                                                    Sincerely,

                                                                                     /S/ Scott F. Frost

                                                                    Scott F. Frost
                                                                    Vice President, Chief Financial Officer and Treasurer